Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

SBC Manager,

SBC's proposed acquisition of AT&T marks a new era for both companies.

It's the subject of the latest WHAT'S HOT—a one-page quick-read document that we publish in PDF format and distribute electronically to you. We ask you to:

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Hand out copies and discuss in face-to-face meetings with your employees, or
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Post it to bulletin boards in your work areas, or
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Make copies available in break rooms or cafeterias.

Or, all of the above.

This issue of WHAT'S HOT is all about the SBC-AT&T merger, explaining why it's important, and what it means to our employees.

> Click here for WHAT'S HOT.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

WHAT'S HOT	[SBC Logo]

February 2005

SBC's proposed acquisition of AT&T marks a new era for both companies, their employees and their customers. Here's what you need to know—and share with your teams—about our plans to create the nation's premier telecommunications company with unmatched global reach.

STRATEGIC SIGNIFICANCE:

The $16 billion deal combines two industry leaders with common values and complementary strengths. It will unite SBC's strength in local exchange, broadband and wireless with AT&T's global systems capabilities, business and government customers, and fast-growing Internet protocol (IP)-based business—immediately making SBC a leading player in the enterprise segment. Another reason it's a great fit: The two companies share a 120-year tradition of customer service, innovation and reliability.

WHAT YOU NEED TO KNOW:

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What it means for customers. By combining financial, technical and marketing resources, our new company will be able to deliver new consumer and business services faster than either company alone.

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What will happen to the AT&T brand name. We'll study this before making a decision.We value the heritage and strength of the AT&T brand, one of the most widely recognized and respected names throughout the world, and it will certainly be part of the new company's future.

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What it means for jobs. We intend to have the industry's best workforce and leadership team.We expect that about 12,800 positions will be duplicated in the merged company, but it is too early to discuss the geographic areas or business units where reductions might be made.We will take every step possible to minimize the impact on employees of both organizations and will try to use normal attrition—which averages at least 1,000 jobs a month at SBC—to meet these reductions whenever possible. Reductions would be phased in over about three years after the merger closes.

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What happens next. We will seek approvals from the Federal Communications Commission, numerous state regulatory agencies, a small number of international agencies and AT&T's stockholders. The Department of Justice also will review the deal.We expect the transaction to close early in 2006.We'll keep employees posted.

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What employees can do. Experts at SBC and AT&T are addressing the many complex issues raised by the proposed acquisition.We can help ensure the success of the deal—and success of the new, combined company—by staying focused on what we do best: providing great service and growing revenue.

Until this merger closes, we are two separate and independent companies with our own independent agendas, objectives and business plans. That includes competing against one another. Unless you do business or have ongoing regulatory relations with AT&T today as a customer, vendor, competitor or in some other capacity, you should not be calling or talking with anyone at AT&T to discuss the merger. If you have an existing and ongoing business or regulatory relationship with AT&T, you should continue to deal with AT&T as an independent, separate company and deal with AT&T staff the same way you dealt with them in the past. If you have any questions about communications or meetings with AT&T, you should contact the Legal Department before you take part in such communications or meetings.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

For the latest news and information, visit News Now at http://newsnow.sbc.com.